NEWMONT

Newmont Mining Corporation
6363 South Fiddlers Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837
www.newmont.com

For Immediate Release

Newmont Mining Corporation of Canada Limited Acquires 2,000,000 Shares of Eurasian Minerals Inc. Through Private Placement

Denver, Colorado – June 7, 2010 – Newmont Mining Corporation (NYSE: NEM; "Newmont") announced today that its wholly owned subsidiary, Newmont Mining Corporation of Canada Limited, acquired 2,000,000 common shares ("Shares") of Eurasian Minerals Inc. ("Eurasian") by way of private placement at a price of Cdn $2.20 per Share for aggregate gross proceeds to Eurasian of Cdn $4,400,000.

After giving effect to the private placement, Newmont beneficially owns and controls approximately 10.18% of the Shares (calculated based on 36,348,522 current outstanding Shares).

The Shares were issued pursuant to the terms of a subscription agreement and reliance is made upon the exemption noted in Section 2.3 of *National Instrument 45-106 – Prospectus and Registration Exemptions*.

The Shares were acquired for investment purposes. In the future, Newmont and its affiliates may increase or decrease their ownership in the securities of Eurasian depending on the business and prospects of Eurasian as well as market conditions.

Further information (including a copy of the report to be filed with Canadian securities regulators in connection with this transaction) can be obtained by contacting:

Newmont Mining Corporation
6363 Fiddlers Green Circle
Greenwood Village, CO 80111
United States

###

Investor Relations

John Seaberg	303.837.5743	john.seaberg@newmont.com
Karli Anderson	303.837.6049	karli.anderson@newmont.com
Monica Brisnehan	303.837.5836	monica.brisnehan@newmont.com

Media Relations

Omar Jabara	303.837.5114	omar.jabara@newmont.com